Exhibit 99.1

Eltek Ltd.
20 Ben Zion Galis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 29, 2016

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Galis Street, Petach Tikva, Israel on December 29, 2016 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.
To approve the extension of Mr. Yitzhak Nissan’s service as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for up to three additional years, as described in the Proxy Statement;

3.	To approve the Company’s new Compensation Policy, as described in the Proxy Statement;

4.	To approve the extension and amendment of the Management Agreement with Nistec Ltd., as described in the Proxy Statement;

5.	To approve the extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan, as described in the Proxy Statement;

6.
To approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a Member of Ernst & Young International Ltd., as the Company’s independent auditors, for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders; and

7.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2015.

The Board of Directors has fixed the close of business on November 22, 2016 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Items 1 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 2, 3, 4 and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders (as defined in the Proxy Statement) and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. Interest not resulting from ties to the Controlling Shareholder, as defined below, is not considered a Personal Interest.

Generally, an act or transaction with the controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal, then the vote cast on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2015 described in Item 7 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

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Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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Eltek Ltd.
20 Ben Zion Galis, Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 29, 2016

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.6 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on December 29, 2016 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.
To approve the extension of Mr. Yitzhak Nissan’s service as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for up to three additional years, as described in the Proxy Statement;

3.	To approve the Company’s new Copensation Policy, as described in the Proxy Statement;

4.	To approve the extension and amendment of the Management Agreement with Nistec Ltd., as described in the Proxy Statement;

5.	To approve the extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan, as described in the Proxy Statement;

6.
To approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a Member of Ernst & Young International Ltd., as the Company’s independent auditors, for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders; and

7.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2015.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 28, 2016. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 22, 2016 are entitled to notice of and to vote at the Meeting. The Company had 10,142,762 Ordinary Shares issued and outstanding on November 15, 2016, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Items 1 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Items 2, 3, 4, and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. Interest not resulting from ties to the Controlling Shareholder, as defined below, is not considered a Personal Interest.

Generally, an act or transaction with the controlling shareholder or in which a controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three years.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  For Item 2 and 3, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a Controlling Shareholder, and as for Items 4 and 5, any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is considered a Controlling Shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2015 described in Item 7 does not involve a vote of our shareholders.

I.          PRINCIPAL SHAREHOLDERS

The following table sets forth, as of November 15, 2016, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,142,762 shares outstanding as of November 15, 2016.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
Yitzhak Nissan(2)(3)	5,742,237	56.6%%
Nistec Ltd. (2)	5,122,095	50.5%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Nistec Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec.
(3)	On June 2, 2016, Mr. Nissan acquired on the market 620,142 ordinary shares of the Company.

II.	COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2015.

	Salaries, Directors’ fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 19 persons)	$1.5 million (1)(2)(3)	$280,000

(1)	The compensation amount includes $297,688 paid to our former CEO in respect of termination of his employment.
(2)
During the year ended December 31, 2015, we paid each of our external and independent directors an annual fee of $10,030 and an attendance fee of $637 per meeting.  Other directors received an annual fee of $7,539 and an attendance fee of $279 per meeting.  These fees are included in the above amount.

(3)	The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

We do not have written agreements with any director providing for benefits upon the termination of his or her tenure with our company.

The following table summarizes the compensation received by our five most highly compensated executive officers during, or with respect to, the year ended December 31, 2015:

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(2)	Cash bonuses	Equity-based	Total compensation
Arieh Reichart	Former CEO	-	296,430(3)	1,258(3)			297,688
Yitzhak Nissan	Chief Executive Officer	56.5%	278,069(4)		-	-	278,069
James Barry	President of Eltek USA Inc.	-	218,625	40,476	-	-	259,101
Roberto Tulman	Deputy CEO	-	151,799	57,899	-	-	209,698
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	132,076	53,882			185,958

(1)	Cash compensation amounts denominated in NIS were converted into U.S. Dollars at the rate of 3.884 (the average exchange rate in 2015).
(2)	Benefits include car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.
(3)	Paid to our former CEO in respect of termination of his employment in 2014.
(4)	Paid to Nistec Ltd. as management fees.

III.       RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect a slate of five (5) directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer will be nominated for reelection. These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two (2) external directors) shall not be less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders.

The Israeli Companies Law, 1999-5759 (the “Companies Law”) provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five (5) nominees named in this Item 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan (1)	67	Chairman of the Board of Directors and Chief Executive Officer
Mordechai Marmorstein	69	Director
Gavriel David Meron	63	Director
David Rubner	76	Director
Erez Meltzer	59	Director

(1) Mr. Yitzhak Nissan is the beneficial owner of 5,742,237 Ordinary Shares: 620,142 directly, and 5,122,095 through a wholly owned company, Nistec Ltd.

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee.  As of October 2014, Mr. Nissan serves also as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users’ Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our audit and compensation committees.  From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd.  Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000.  Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron was elected to serve on our Board of Directors in October 2013.  Mr. Meron currently serves as the chairman and the chief executive officer of Hygieacare Inc., and since November 2006 provides managerial services to numerous companies as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd..  Mr. Meron was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006.  Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Medical Center. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as the Chairman of our Board of Directors from 2011 to 2013 and has served as a director since 2009.  Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the chairman of MIS Implants Technologies Ltd.  Mr. Meltzer also serves as a director of Ericom Software Ltd.  From 2008 to 2013, Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served is a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.            APPROVAL OF MR. YITZHAK NISSAN’S SERVICE AS BOTH CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Pursuant to sections 95(a) and 121(c) of the Companies Law, a person may serve as both the chairman of the board of directors of a public company and chief executive officer of the company, if such service is approved by the Company’s shareholders at the special majority described below. The shareholders may give such approval each time for a period of up to three (3) years.

Our shareholders previously approved the joint office of Mr. Nissan at the Annual General Meeting of Shareholders held in October 2014. Shareholders are being asked to extend the approval of the service of Mr. Nissan, as both the Chairman of the Board of Directors and the Chief Executive Officer of the Company, for an additional period of up to three (3) years.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the extension of Mr. Yitzhak Nissan’s service of as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for a period of up to three years commencing on the date of approval.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

3.            APPROVAL OF THE COMPANY’S COMPENSATION POLICY

In accordance the Companies Law, a public company, such as Eltek, is required to adopt a compensation policy, setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, Directors’ and Officers’ insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Companies Law.  Subject to certain exceptions, the Compensation Policy must be approved by such company’s shareholders every three (3) years. As the Company’s current Compensation Policy was approved by the shareholders in January 2014, the shareholders are requested to approve the new Compensation Policy, as set forth herein.

A compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The Compensation Policy must be approved by the Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy also requires shareholder approval with a special majority as prescribed above. If the Compensation Policy is not approved by the shareholders, the Board of Directors may nonetheless approve the policy, provided that the Compensation Committee and thereafter the Board of Directors concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company.

The Company’s new Compensation Policy is designed to support the achievement of the Company’s long-term work plan goals and to ensure that:

•	Officers’ interests are as closely as possible aligned with the interests of our company;

•	The correlation between pay and performance will be enhanced;

•	The company will be able to recruit and retain top level executives capable of leading our company to further business success, facing the challenges ahead;

•
Company officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component may not be based on extreme business performance goals which might potentially impose unreasonable risks on our company's officers; and

•	An appropriate balance between different compensation elements – fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation.

The Company’s Compensation Committee and Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.  The Company’s Compensation Committee and Board of Directors also seek to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.  The Company’s Board of Directors believes that the proposed Compensation Policy properly balances the requirements of the Companies Law and the principles and objectives described above.

The brief overview above is qualified in its entirety by reference to the full text of the proposed new Compensation Policy, which is attached as Exhibit A hereto.

The new Compensation Policy, if adopted, must be approved every three (3) years, by the Compensation Committee, the Board of Directors and by shareholders at a general meeting of shareholders in accordance with the majority requirements described above. In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Compensation Policy in the form attached as Exhibit A to this Proxy Statement.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy attached to the Proxy Statement as Exhibit A.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

4.            APPROVAL OF THE EXTENSION AND AMENDMENT OF THE MANAGEMENT AGREEMENT BETWEEN THE COMPANY AND NISTEC LTD.

In November 2013, the Company enterred into a Management Agreement with its Controlling Shareholder, Nistec Ltd. In accordance with the provisions of the Companies Law, such agreement must be for a term not exceeding three (3) years, and its renewal for an additional period of up to three (3) years, must be approved by the shareholders. Therefore, the shareholders are requested to approve the renewal and amendment of the Management Agreement.

Under the terms of the existing Management Agreement which is proposed to be renewed, Mr. Yitzhak Nissan serves as the Chairman of the Company’s Board of Directors. Since October 2014, Mr. Nissan has also served as the Company’s Chief Executive Officer. As Chairman of the Board of Directors, Mr. Nissan provides the Company with the services listed in the Management Agreement, as follows: (a) coordination of the activities of the Company’s Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to the Company’s Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by the Company’s Board of Directors; (c) coordination of the activities of the Company’s Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of the Company’s Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of the Company’s Board of Directors; (g) advancement of the Company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of the Company’s Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and (i) guidance in the optimization and steps to be taken to increase the efficiency of Company’s production and operation systems.

In consideration for performing the above services, the Company has been paying, and subject to the approval of the shareholders, will continue to pay, Nistec Ltd., a monthly fixed fee of NIS 90,000, plus applicable VAT.  In addition, the Company’s Compensation Committee and Board of Directors have recently approved several revisions to the Management Agreement as follows:

•
Commencing in 2017 and each calendar year thereafter, in the event that the Company’s Consolidated Financial Statements reflect that the Company has reached both sales and profit targets as set for the applicable year in the Company’s Officers Bonus Plan, Nistec Ltd. shall be entitled to a bonus equal to two percent (2%) of the Company’s annual profit before taxes for such year, up to NIS 200,000 per year.

•
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan shall receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

•
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

•
For as long as Mr. Nissan shall serve as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company shall pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250,000.

The Company’s Compensation Committee and Board of Directors have resolved to approve the extension and amendment of the Management Agreement.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the extension and amendment of the Mangment Agreement, as described in the Proxy Statement, with Nistec Ltd.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

5.            APPROVAL OF THE EXTENSION OF THE DIRECTORS AND OFFICERS INDEMNITY AGREEMENT WITH MR. YITZHAK NISSAN

In the October 2013 Annual and Special General Meeting of Shareholders, the shareholders of the Company approved the Company’s undertaking, to indemnify and exempt the Company’s Directors and Officers, including Mr. Yitzhak Nissan.   Under the terms of the Indemnification Agreement entered into with the Directors and Officers, the Company may provide indemnification not exceeding the lesser of: (i) an amount equal to twenty five percent (25%) of the Company’s equity in the aggregate (i.e., for each of the Company’s directors and officers); or (ii) $2,000,000.

In accordance with the provisions of the Companies Law, such Indemnification Agreement with Mr. Nissan, as the Company’s Controlling Shareholder, can be in force and effect for a maximum term of three (3) years. Therefore, the shareholders are hereby requested to approve the extension of the Indemnification Agreement for an additional three (3) years.

The Company’s Compensation Committee and Board of Directors have resolved to approve the extension and amendment of the Management Agreement.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the extension of the Directors and Officers Indemnity Agreement, as described in the Proxy Statement, with Mr. Yitzhak Nissan for an additional three (3) years.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.            REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2016, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, have served as our principal independent registered public accounting firm since October 2014. Somekh Chaikin, a member firm of KPMG International, served as our independent registered public accounting firm prior to the appointment of Kost Forer Gabbay & Kasierer.

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$67,000	82%	$70,000	82%
Tax Fees (2)	$3,000	4%	$3,000	4%
All other fees (3)	$12,000	14%	$12,000	14%
Total	$82,000	100%	$85,000	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young International Ltd. be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.            REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015 will be presented for review. On March 23, 2016, the Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

IV.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

November, 2016

Exhibit A

Eltek Ltd.

Directors and Officers Compensation Policy

November 15, 2016

Directors and Officers Compensation Policy - 2017

Eltek Ltd.

Directors and Officers Compensation Policy

The meaning of the definitions and terms in the Compensation Policy will be as set down in the Companies Law 5759-1999 (the “Companies Law”), unless otherwise defined in the framework of the Compensation Policy.

Chapter 1: General Background

1.	General background

1.1.
The following document presents Eltek Ltd.’s (the “Company” ) Compensation Policy regarding the Company’s Officers (the “Compensation Policy”) as determined by the Compensation Committee and the Company’s Board of Directors (“BOD”).

1.2.
The Compensation Policy is intended to increase the transparency of the Company’s activities regarding all aspects of its Officers’ compensation and to enhance the shareholders’ ability to express their opinion and influence the Compensation Policy.

1.3.
The principles of the Compensation Policy were formulated following internal discussions held by the Compensation Committee and the BOD, which considered, among other things, the changes in the provisions of the law since the adoption of the previous Compensation Policy; the experience and the lessons accumulated in the company during the period of the implementation of the previous compensation policy; and the changes in the company and its needs. The policy’s principles are designed for determining reasonable, appropriate and fair compensation for the Company’s Officers, that will ensure that the Officers’ compensation will be compatible with the good of the company and its long-term and short-term organizational strategy, considering the Company’s risk management policy while increasing the Officers’ sense of solidarity with the company and its activities, increasing their satisfaction and motivation and enabling the company to both retain its high quality Officers for the long term and to hire new good quality officers.

Directors and Officers Compensation Policy - 2017

1.4.	The considerations taken into account during the setting of the Compensation Policy principles:

a.	Promoting the Company’s goals, work plan and long-term policies.

b.	Creating appropriate incentives for the Company’s Officers while keeping in mind the Company’s risk management.

c.	The size of the Company and the nature of its activities.

d.
With regard to variable components of the Officers terms of service and employment - the Officer’s contribution to achieving the Company’s goals and maximizing profits; all with a long-term view and considering the position of each Officer.

1.5.	Objectives of the Compensation Policy

a.	Encouraging the maximization of the Company’s profits via compensation incentives.

b.	Maximizing the Company’s performance without the Company’s Officers taking unreasonable risks.

c.	Supporting the implementation of the Company’s business strategy.

d.	Promoting the alignment of the Officers’ interests with those of the Company’s shareholders.

e.	Increasing the Company’s ability to recruit and retain Officers who can lead the Company and meet the market’s challenges.

f.	Creating a balance between the various types of compensation components.

1.6.	Measures for setting the Compensation Policy

The Company’s compensation policy is based among other things, on the following measures:

a.	Each Officer’s education, skills, expertise and achievements.

b.	The positions, areas of responsibility and previous wage agreements signed with the Officers.

Directors and Officers Compensation Policy - 2017

c.	The relationship between the fixed compensation components and the variable compensation components.

d.
An examination of the average terms of service and employment for the Officers in accordance with the Compensation Policy relative to the average and mean wage conditions of the Company’s employees and contract workers, and the influence of the gaps between these conditions on the labor relations at the Company.

1.7.	The Compensation Policy determination and approval process

The Company’s BOD approved the Company’s Compensation Policy on 15 November, 2016, following the adoption of the recommendations of the Company’ Compensation Committee concerning the Compensation Policy. The Compensation Policy is subject to the approval of the General Assembly of the Company’s shareholders, in accordance with the provisions of section 267A(b) of the Companies Law. The above notwithstanding, the Company’s BOD may even set the Company’s Compensation Policy in the absence of the approval of the said General Assembly, in accordance with the provisions of section 267A(c) of the Companies Law.

1.8.	Applicability

a.
The Compensation Policy will be valid for a period of three years, effective from 1 January, 2017, following the approval of all the required organizations, in accordance with the provisions of section 267A of the Companies Law (the “applicability date”).

b.	The Compensation Policy will apply to the Company’s Officers in accordance with the definition of the term “officers” in the Companies Law.

c.
Accordingly, this Compensation Policy is intended to set the compensation terms of the Officers serving in the Company as of the applicability date, and as such as will be from time to time, including:

a)	Members of the BOD;

Directors and Officers Compensation Policy - 2017

b)	The CEO;

c)	The deputy CEO, vice presidents (chief officers) and/or other Company Officers (collectively the “Company’s Officers” or the “Officers”).

1.9.
The Compensation Policy, its principles and parameters shall not be construed as establishing any right for Company Officers and/or any other third party with respect to the Company. The Company Officers’ rights with respect to the Company will be determined and defined only in accordance with the provisions of the law, the employment agreements, the compensation plans and other agreements that will be signed, as such will be signed, with the Company Officers.

Chapter 2 – The Compensation Components

2.	The components of the Company’s Compensation Policy

2.1.
The Compensation Policy for the Officers is composed of several components that combined to form an overall compensation appropriate for the Officers, in accordance with their duties and their contributions to the Company.

2.2.	The Compensation Policy includes the following components:

a.
Base Salary – this component consists of a monthly salary (in gross terms) or fixed monthly management fees, which correlates to the Officer’s education, skills, expertise, professional experience and takes into consideration his achievements, jobs, areas of responsibility and previous wage agreements.

b.
Social and Fringe Benefits – including pension savings, severance pay, disability insurance, vacation, sick leave, recreation pay, continuing education savings, reimbursement of expenses, use of a company car, mobile phone, etc.

c.	Variable Rewards in cash (Bonus) – designed as in incentive for Officers to promote and achieve the Company’s goals in the medium and long term.

d.
Equity-Based Compensation – designed to create a link between actions that lead to maximizing the value of the Company’s shares over time and the reward given to the Officers for this maximizing, such that the link aligns the Officers’ interests with the interests of the Company’s shareholders and contributes to the Officers’ motivation and the Company’s ability to retain quality Officers.

Directors and Officers Compensation Policy - 2017

e.
End of service terms – designed to arrange the terms at the end of the Officers’ service at the Company, including in order to anchor the rights and obligations of the Company and the Officers toward one another.

f.
Provisions to protect Officers – include exemption, indemnification and responsibility insurance for Officers, and are designed to enable the Company to retain and recruit Officers suitable for serving in the Company, in light of the Officers’ personal exposure to the consequences of actions undertaken in the framework of their jobs at the Company.

2.3.
Unless otherwise noted, the parameters for the fixed components[1] in the compensation relate to an Officer employed in a fulltime position. If the relevant Officer is not a salaried employee and/or is not employed fulltime, the requisite adjustments must be made.[2] Thus for example, if an Officer is an independent contractor who provides the Company with services and is paid based on a tax receipt, the requisite adjustments will be made such that the cost to the Company will not be higher than the cost if the worker were a salaried employee.

2.4.
The following policy rules concerning each of the Officers’ compensation components set an upper or lower limit in certain instance, for the compensation component, based on certain criteria. It is important to note that the Company is not obligated to grant the Officer all the components detailed in this Compensation Policy and is not obligated to grant the maximum or minimum rate set for each of the components, as relevant.

[1]	The fixed components in the Compensation Policy refer to the Base Salary and to the Social and Fringe Benefits.

[2]	The above notwithstanding, the value of car use, mobile phone use and the advance notice period to which the Officer is eligible will not be adjusted to the actual scope of the Officer’s position.

Directors and Officers Compensation Policy - 2017

2.5.
The Compensation rules do not relate to various benefits whose value is not significant and which the Company grants to its workers. These benefits include: parking, newspaper subscriptions, Internet access, clothing, holiday gifts, etc., and the Company will not be restricted in this regard.

3.	Base Salary[3]

3.1.	Directors’ compensation

The Company’s serving Directors, who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, compensation for participating in board meetings (including in decisions in writing or via telephone) and reimbursement of expenses, all in accordance with the provisions of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000, and as such will be amended from time to time (“Compensation Laws”). The sum of the compensation, in accordance with the Compensation Laws, will be in keeping with the level of the Company’s equity (whatever this will be from time to time).

3.2.	Maximum monthly base salary

Officer	Maximum monthly base salary (gross) in NIS	Scope of position[4]
Active Chairman of the Board[5]	100,000	100%
CEO	75,000	100%
Deputy CEO, vice presidents and other Officers[6]	55,000	100%

[3]	The base salary is in terms of gross salary and does not include social and fringe benefits.

[4]	If the Officer is employed less than fulltime, the ceiling for the monthly salary will be adjusted in accordance with the actual scope of the position.

[5]
An active chairman of the board is a chairman of the board who proves services to the Company that are supplementary to the services he grants the Company in his capacity as a member of the Company’s BOD (including his position as chairman of the board).

[6]	Officers, if and inasmuch as these will be in the future, who are not chairman of the board, CEO, deputy CEO or vice president (“other officers”).

Directors and Officers Compensation Policy - 2017

3.3.	Linkage to the index

The ceiling of the base salary will be linked to the increase in the cost-of-living index that is published every month by the Central Bureau of Statistics.7

3.4.	Comparison to the market - benchmark

In order to set the base salary when a new Officer is hired for the Company (“a new Officer”), or upon the approval of new terms of service and/or employment for an existing Officer, the Company’s BOD will, if necessary and in accordance with the BOD’s discretion, refer to the existing salary structure at the Company and, if the BOD considers it appropriate, to a survey of comparative data on the accepted salary for similar positions (as much as possible) (“salary survey”).

If the BOD decides to conduct a salary survey, the characteristics of the companies in the salary survey for the purpose of conducting the said comparison will be: a) technology companies, with a preference for those involved in the electronics industry; or b) public companies with a market value similar to that of the Company; or c) companies with revenues similar to those of the Company (severally and separately: the “sample companies”). In the event that the sample companies do not have a position identical to that of the Officer, the Company may conduct the comparative data survey of the employment terms of officers with similar seniority and/or a similar position (as much as possible) among other public companies (whose characteristics are not necessarily consistent with a), b) and c) above in this paragraph).

[7]
The base index for calculating the linkage of the compensation elements in accordance with this Compensation Policy will be the index published at the time of the approval of the Compensation Policy by the Company’s BOD.

Directors and Officers Compensation Policy - 2017

3.5.	Updating the base salary

From time to tome the Company’s Compensation Committee and BOD may update the base salary paid to an Officer of the Company, in accordance with the parameters set by this Compensation Policy, including in consideration of his education, skills, expertise and professional experience, as well as the Officer’s achievements, his position, areas of responsibility and previous wage agreements that have been signed with him.

3.6.	The Company’s Officers (apart from the Directors who are not employed by the Company in additional positions) will be eligible for social and fringe benefits as detailed in section 4, below.

4.	Social and fringe benefits

4.1.	Pension contributions

The Company will contribute each month to a life insurance and long-term disability insurance plan, a pension fund or a provident pension fund, or to a combined life insurance, disability and provident pension fund (the “plan”), in accordance with the relevant Officer’s choice, and will undertake the contributions to the compensation, severance pay and disability funds in accordance with the plan chosen, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The contributions will be subject to Section 14 of the Severance Pay Act. The basis for the contributions will be up to 100% of the base salary.

4.2.	Contributions to continuing education funds

To the extent that the Officer’s terms of employment include contributions to a continuing education fund, the Company will undertake the contributions to the continuing education fund, in accordance with the Officer’s choice, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The basis for the contributions to a continuing education fund may be the full base salary.

Directors and Officers Compensation Policy - 2017

4.3.	Sick leave and sick pay

The Company’s Officers will be eligible for full pay for sick days starting from the first day.

4.4.	Recreation pay

The Company’s Officers will be eligible for recreation pay at the maximum rate, in accordance with the law.

4.5.	Annual vacation

a.
Each of the Company’s Officers will be eligible for annual vacation[8] amounting to no less than the minimum number of days established by the Annual Vacation Law 5711-1951 (the “Annual Vacation Law”) and the extension order for the metals, electricity and electronics industry and will not exceed the total maximum days specified in the table below for each work-year, as defined in the  Annual Vacation Law, in the year he serves in his position:

Officer	Maximum total number of days* (in terms of work days)
Active Chairman of the Board, CEO	24
Deputy CEO, vice presidents and other Officers	24

* Including the right to be absent for “optional days”

b.	If the Officer does not serve in his position for a full work-year, the maximum number of vacation days for which he is eligible (in terms of work days) will be adjusted in accordance with the law.

[8]	Vacation days are calculated based on a 5-day work week.

Directors and Officers Compensation Policy - 2017

c.	An Officer at the Company may accrue vacation days that he is not obligated to use under the Annual Vacation Law up to the limit set by the law (the “cumulative ceiling”).

d.
Throughout the duration of the Officer’s service and subject to the Company’s approval or to the provisions of the Officer’s employment agreement and subject to the law, the Officer may redeem the vacation days that he has accrued.

e.	Upon the completion of his service at the Company, an Officer may redeem the vacation days he has accrued.

4.6.	Company car

The Company may provide a car for the personal use of an Officer and cover the costs of the use and maintenance of the car. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax. The type of car provided to an Officer will be in keeping with his position, as follows:

Officer	Car price ceiling (NIS)[9] (in terms of work days)
Active Chairman of the Board	Up to NIS 300,000
CEO	Up to NIS 250,000
Deputy CEO, vice presidents and other Officers	Up to NIS 180,000

4.7.	Mobile phone

The Company may provide Officers, excluding Directors, with a mobile phone and bear all the accompanying costs. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax.

[9]	The car price ceiling will be linked to the Cost of Living Index.

Directors and Officers Compensation Policy - 2017

4.8.	Reimbursement of expenses

a.
An Officer at the Company is eligible for the reimbursement of the customary and accepted types of expenses in the Company’s business sphere, including the cost of hosting guests in Israel and abroad, travel and parking expenses, etc. that are reasonable in the relevant circumstances, considering the Officer’s position, the scope of each expense and its necessity, and the provisions of the Company’s reimbursement of expenses procedures (including obtaining approval in advance, if required); subject to the said expenses being incurred in the framework of the Officer’s fulfilling his duties in connection with the Company’s operations and for the purpose of promoting its interests.

b.
In accordance with the Company’s petty cash procedure and reimbursement of expenses procedure, every Officer is obligated to submit original receipts to the Company’s accountant in order to receive reimbursement for expenses incurred on the job.

4.9.
If the Officer provides services to the Company as an independent contractor, or via a management company he controls, the BOD has the authority to grant the Officer the fringe benefits detailed in clauses 4.3-4.8 above (as relevant in each case), which will be added to the management fees.

5.	Bonuses

5.1.
The Company may grant the Officers bonuses based on financial results or based on other measurable parameters, as well as other bonuses in accordance with the Company’s discretion (and subject to the provisions of the law and the obtaining of the requisite approvals). Such bonuses will be in accordance with the Company’s bonuses policy, which reflects the Company’s risk management policy and whose objectives are: to promote the improvement of the Company’s business conduct and profitability; to achieve the Company’s long-term goals; to increase the Officers’ satisfaction and motivation; to increase each Officer’s contribution to achieving the Company’s goals and maximizing its profits, all with a long-term view and considering the Officer’s position; and the correlation of some of the Company’s compensation costs to its financial performance.

Directors and Officers Compensation Policy - 2017

5.2.	Annual Bonus Plan

a.	Each year, after receiving a recommendation from the Compensation Committee, the BOD may approve an Annual Bonus Plan for the Company’s Officers (the “Annual Bonus Plan”);

b.
Each year the Annual Bonus Plan will set the target bonus for the Officers. The target bonus for each Officer will be in terms of a ratio of the Company’s anticipated profits (if such are anticipated) before taxes (and before the distribution of bonuses), as approved in the Company’s annual (consolidated) budget for that year, as follows:

Officer	Target bonus (ratio of the pre-tax consolidated profit)
Active Chairman of the Board, CEO	Up to 2% of the profit
Deputy CEO, vice presidents and other Officers	Up to 1% of the profit

c.
The Annual Bonus Plan will be based on a combination of three elements, as follows: (a) Company Performance Measure – which will be based on the Company’s actual profits before taxes (and before the distribution of bonuses), in accordance with the Company’s consolidated annual financial statement for that year (the “Company Performance Measure”); (b) Individual Performance Measure of the relevant Officer (“Individual Performance Measure”); (c) Discretionary bonus.[10]

[10]	Relative to the CEO (who is not a controlling shareholder) – the discretion will be in the hands of the BOD.

Directors and Officers Compensation Policy - 2017

d.	The ratio of each element in the target bonus will be as follows:

Element	Ratio of target bonus
Company Performance Measure	50-100%
Individual Performance Measure	0-50%
Discretionary bonus	0-20%

e.
The threshold condition for eligibility for a bonus under the Annual Bonus Plan (the “Annual Bonus”) will include at least two of the following threshold conditions: (a) minimum sales from solo manufacturing (“minimum sales”); and (b) minimum (consolidated) pre-tax profits (“minimum profits”).

f.	Each year the Company’s BOD will set the following in advance, after receiving the Compensation Committee’s recommendations:

a)	The target bonus for each Officer (as a ratio of the pre-tax profits approved in the Company’s budget for that year, and no more than the ratio in clause 5.2.b, above);

b)	The minimum sales and minimum profits for the purpose of setting the threshold conditions for that year;

c)	The Individual Performance Measure and the ratio of the Individual Performance Measure for each Officer;

d)	The ratio of the Discretionary Bonus for each Officer;

g.	The date of the Annual Bonus will be shortly after the approval of the Company’s Consolidated Financial Statements for the end of the calendar year for which the bonus is being granted.

h.	The Bonus Ceiling

a)	Under no circumstances will the sum of the Annual Bonus paid to all the Company’s Officers, in accordance with the Annual Bonus Plan exceed NIS 1,500,000 in a single calendar year.

b)	The annual ceiling for the annual bonus for each of the Officers (the “Bonus Ceiling”) will be NIS 300,000.

Directors and Officers Compensation Policy - 2017

c)	Any results-based bonus balance beyond the Bonus Ceiling will be erased and will not entitle the Officer to any future rights.

i.	Eligibility for a results-based bonus for partial employment period

a)
If any of the Officers ceases to serve in his position before the end of the calendar year, the ratio of the Officer’s eligibility for the Annual Bonus will be adjusted for the number of months in which he served as an Officer in the Company, relative to a full calendar year (“Partial Annual Bonus”). Note: The ceiling for the Partial Annual Bonus will likewise be adjusted (linearly, based on the number of full months).

b)	The payment of the Partial Annual Bonus will be made only after the approval of the Company’s Consolidated Financial Statements for the calendar year for which the Annual Bonus is being granted.

c)
All of the above notwithstanding, if the Officer ceases to serve in his position for reasons that render him ineligible for severance pay – he will lose his eligibility for a Partial Annual Bonus and any sum not yet paid to him in respect of the bonus will be forfeited by the Company.

5.3.	Discretionary Bonus

a.
Once a year the Company may grant the CEO a bonus that will not exceed the sum of three (3) monthly salaries, in gross terms, based on a recommendation by the Company’s BOD, which will relate, inter alia, to criteria that are not financial and are not measurable; to the Officer’s long-term contribution and his performance in the year for which the bonus is being granted, and subject to the approval of the Compensation Committee.[11]

b.	The CEO will be eligible for a Discretionary Bonus only if he has served in this position for at least two (2) full quarters in the calendar year for which the bonus is being granted.

[11]	If the CEO is a controlling shareholder or his relative, additional approvals will be required in accordance with the law.

Directors and Officers Compensation Policy - 2017

c.	The payment of the Discretionary Bonus only after the approval of the Company’s periodic report for the end of the calendar year for which the Discretionary Bonus is being granted.

d.
If the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the CEO will not exceed the results-based Bonus Ceiling set for Officers in clause 5.2.h(b), above.

5.4.	Bonuses for Officers subordinate to the CEO

a.
Without detracting from the Company’s right to grant results-based bonuses, as detailed in section 5.2 above, note that, subject to obtaining approval from the Compensation Committee and the BOD, the Company will have the right to grant bonuses of any type to Officers subordinate to the CEO, including financial results-based bonuses (including such as are not in accordance with the provisions of section 5.2 above); bonuses based on other measurable parameters; and other bonuses in accordance with the Company’s discretion that are not based on measurable criteria, up to the Bonus Ceiling set in clause 5.2h(b), above.

b.	These bonuses will be granted to the Officers subordinate to the CEO based on the considerations specified in this Compensation Policy above.

c.
If an Officer subordinate to the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the Officer will not exceed the results-based Bonus Ceiling set for Officers in clause 5.2h(b), above.

5.5.	Recovery of sums paid in error

Officers will sign a commitment according to which if it turns out that one of them received an overpay of any of the grants detailed above or received a results-based bonus based on data that turn out to be erroneous and were presented anew in the Company’s audited financial statement (the “surplus amount”), the Officer will return the surplus amount, on the condition that the error is discovered within three (3) years from the date the Officer received the bonus. The manner in which the surplus amount will be returned to the Company, including payment in installments, the dates of such installments, linkage, etc. will be determined by the Company’s Compensation Committee and BOD.

Directors and Officers Compensation Policy - 2017

5.6.	BOD discretion in reducing a bonus

The Company’s BOD will have the right to reduce any of the bonuses for which an Officer is eligible, subsequent to a substantial deterioration in the Company’s financial situation or subsequent to substantive dissatisfaction with the functioning of the relevant Officer who is eligible for any of the said bonuses, up to a ratio of 25% of the bonus.

5.7.	Officers will not be eligible for any social benefits in respect of any bonus they receive.

6.	Equity Based Compensation

6.1.
The Company may grant Directors and Officers serving at the Company compensation based on securities in order to promote improvement in commercial processes and the Company’s long-term profitability, to increase the Officers’ sense of solidarity with the Company and with its operations, in increase the Officers’ satisfaction and motivation and retain the high quality Officers at the Company in the long term.

6.2.
Accordingly, the Company can offer Officers to participate in a plan for the allocation of options for shares in the Company (the “Options Plan” and the “Equity Grant”), considering, among other things, their education, skills, expertise, professional experience, positions and areas of responsibility of each of the said Officers. The Options Plan will be defined and implemented such that it will comply, as much as possible, with the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961 (as much as possible and subject to the Company’s discretion, in the capital gains track).

6.3.
The ratio of the Equity Grant that can be held by all the Officers in the Company at any given time will not exceed 10% of the Company’s share capital that has been issued and redeemed, after full dilution.

Directors and Officers Compensation Policy - 2017

6.4.	The Options Plan will include the following terms

a.
The vesting period for the Equity Grant will be spread over at least three years, in keeping with a division into tranches: The first tranche of the Equity Grant will vest and be exercisable after at least 12 months from the date of its granting, and the final tranche of the Equity Grant will vest and be exercisable after at least 36 months from the date of its granting.

b.
The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the Company’s BOD. Note: no exercise prices will be set “in the money” nor will there be exercise prices that reflect a discount relative to the share price close to the date of the granting of the options.

c.	The Options Plan may allow for the exercising of the options on the basis of the benefit element (cashless exercise).

d.
The Company may include mechanisms in the Options Plan, including commonly accepted adjustments in the event of the distribution of benefit shares, a rights issue, the disbursement of dividends, changes in the Company’s capital, structural changes in the Company, etc.

e.	The value of the options benefit on the date of their granting for each year of vesting will not exceed 30% of the relevant Officer’s annual base salary (as defined in clause 2.2, above).

f.	Ceiling on the value of the exercising of the options

Following consideration of this matter, the Company’s Compensation Committee and BOD have decided not to set a ceiling on the value for the exercising of the options, since the Company believes that the said ceiling does not serve the Company’s objectives and does not enable the Company to maximize the advantages inherent in the use of the shares-based equity compensation tool, among other things, as a means to incentivize Company Officers to maximize the Company’s profits and the value of its shares, by strengthening the alignment of the Officers’ interests and those of the shareholders, with a view to the long term.

Directors and Officers Compensation Policy - 2017

g.
The Company may include “acceleration mechanisms” in the Options Plan, that will facilitate the immediate eligibility to exercise the options, in the event of (1) a change in the control of the Company; (2) a merger, acquisition, reorganization of the Company with or into another company, when the Company is not the surviving company; (3) the sale of all or a significant part of the Company’s property or shares, apart from in the framework of a public offer. In addition, the Company’s BOD may include “partial acceleration” in the Options Plan, for special circumstances, when an officer who is not a controlling shareholder is dismissed, apart from when the dismissal is based on grounds that disqualify the said Officer from being eligible for severance pay. In the event that the Company does not include such mechanisms, and an Officer ceased serving the Company before the expiration of the options allocated to him, all the options that have not yet been exercised will expire will not acquire the Officer any rights.

7.	Arrangements for the completion of service

7.1.	Advance Notice

The Company’s Officers, apart from Directors, will be entitled to Advance Notice prior to the termination of their employment at the Company (“Advance Notice Period”). The Advance Notice Period  will not exceed the number of months specified below:

Officer	Maximum advance notice period
Active Chairman of the Board, CEO	Up to 3 months
other Officers	Up to 3 months

During the Advance Notice Period the Officer will be required to continue to fulfill his duties, unless the Company’s BOD (with respect to the Chairman of the Board or CEO) or the Company’s CEO (with respect to an Officer who is not a Director or CEO) decides to release him from that obligation, and he will be entitled to the rest of the terms of his service and employment without any changes.

Directors and Officers Compensation Policy - 2017

8.	Ratio of fixed elements to variable elements

The ratio between the annual cost of the fixed elements and the annual cost of the variable elements for the Company’s Officers, as set down in the framework of this Compensation Policy is as follows:

Officer
	Ratio of the fixed elements[12] to the total Compensation (%)	Ratio of the variable elements[13] to the total Compensation (%)
Active Chairman of the Board	65-100	0-35
CEO	61-100	0-39
Deputy CEO, Vice Presidents and other Officers	57-100	0-43

The process of the adoption of the Compensation Policy included the examination of the ratio between the fixed elements and the variable elements, as part of the examination of the proposed structure of the Compensation Policy. After this examination, the Compensation Committee and the Company’s BOD are of the opinion that the said ratio is a fair expression of the Company’s concept concerning the necessary balance between creating appropriate incentives for the Officers, based on their performance, and the Company’s risk management policy as well as aligning the interests and creating an appropriate link between the Officers’ compensation and the yield for the Company’s shareholders.

[12]
The total fixed elements include the base salary, social benefits, fringe benefits and employers National Insurance Institute payment. The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

[13]
The total variable elements include bonuses (on the assumption that the Officer is granted the overall maximum allowable in accordance with the Compensation Policy, as detailed in clause 5.2.h(b), above and a capital grant (partial for calendar year).  The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

Directors and Officers Compensation Policy - 2017

9.	Ratio between the Officers’ compensation and the Company employees’ salaries

9.1.
The Compensation Committee and the Company’s BOD examined the ratio between the terms of service and the employment of the Officers and the salaries of the remainder of the employees, including contract workers employed by the Company, and specifically the relationship to the average and mean salaries of all these employees, with a focus on the influence of the gap between them on the labor relations at the Company, based on the assumption of the payment of the maximum base salary, the payment of 100% of the maximum bonuses that can be granted under this Compensation Policy, and assuming maximum Equity Grant value in one vesting year.

Accordingly, the ratios are as follows:14

Position	Relationship to the average salary of the Company’s employees	Relationship to the mean salary of the Company’s employees
Active Chairman of the Board	17	19
CEO	14	15
Deputy CEO, Vice Presidents and other Officers	11	12

9.2.
The Compensation Committee and the Company’s BOD determined that the relationships are reasonable considering the size of the Company, the nature of its operations, the responsibility borne by each of the Officers at the Company, the mix of human resources employed by the Company, the number of employees and their occupations, and determined that these relationships will not negatively influence the labor relations at the Company.

[14]	In practice, the will likely be a different ratio in the event that one or more of the compensation components is below the maximum.

Directors and Officers Compensation Policy - 2017

10.	Indemnification, Exemption and Insurance of Directors and Officers

10.1.
The Directors and Officers may grant the Officers an exemption, indemnification (in advance and/or after the fact) and a Directors and Officers insurance liability policy (respectively “exemption,” “indemnification” and “liability insurance”), subject to the requisite approvals under the Companies Law.

10.2.	Insurance

The Company pay purchase insurance policies, including Run Off policies, to cover the liability of the Directors’ and Officers’ serving and who will serve at the Company from time to time, including Directors and Officers who are controlling shareholders or their relatives, based on the following policy terms:

a.	The coverage that can be granted each Officer under the insurance policy will not exceed a total sum of US$15 million per insurance event and per period.

b.
Each policy that will be purchased can include both insurance for the Company itself (“Entity Coverage”) for suits under the Securities Law, whether such suits are filed against the Company alone or against the Company and against Directors and Officers.

c.	The annual insurance premiums that will be paid by the Company for the insurance period for any particular year will not exceed US$100,000.

d.
Each policy that will be purchased can also include liability coverage for the Directors and Officers for issuing new securities. If such supplementary coverage is included, the supplement to the annual premium for that coverage will not exceed 40% of the cost of the premium for that year.

e.
The amount of the Deductible that will be set in the framework of each policy that is purchased is likely to be zero for the Directors and Officers and a different commonly accepted sum for the Company.

f.
The terms of this insurance policy will be identical for Directors and Officers, including Directors and Officers who are among the controlling shareholders or their relatives, should they be serving at that time, apart from the commonly accepted exclusions in this type of policy with respect to the controlling shareholders.

Directors and Officers Compensation Policy - 2017

g.
In the event of an insurance event, the order of payments under the policy will be as follows: (a) Payment to Directors and Officers; (b) payment to the Company for any sum the Company is required to pay to Directors and Officers in accordance with the letter of indemnification given to them; (c) payment to the Company.

h.
The Company may bring the specific terms of the insurance policy for the approval of the Compensation Committee alone. Such approval will be subject to compliance with the principles detailed above in this section, with a focus on the conditions prevalent in the insurance market at the time of the purchase of the policy, as long as such policy is consistent with the market conditions and is not liable to substantively impact the Company’s profitability, property or obligations.

10.3.	Indemnification

a.
The indemnification that can be granted to every Officer can be determined in advance or after the fact, for events that will be set interior design the Company’s BOD and will be detailed in the letter if indemnification given to the relevant Officer.

b.
The sum of the indemnification for all Officers will not exceed the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted.

Directors and Officers Compensation Policy - 2017

11.	Updating of employment terms

Notwithstanding the above Compensation Policy, it is hereby clarified that:

11.1.	Non-substantive change to the employment terms of an Officer subordinate to the CEO[15]

The Company may implement a non-substantive change in the employment terms of an Officer subordinate to the CEO without obtaining the approval of the Compensation Committee, as long as the following conditions are met (aggregately):

a.	The change is approved by the Company’s CEO;

b.	The terms of service following the change are consistent with the Compensation Policy.

In this clause, “non-substantive change” = (a) A change in the compensation whose financial cost to the Company is up to (and including) 10% of the cost of the employment of the Officer subordinate to the CEO before the change; (b) Grant/s whose total sum does not exceed 2 monthly salaries (in gross terms) annually of the Officer subordinate to the CEO – all subject to the ceilings set down in the Compensation Policy.

11.2.	Renewal/extension of the contractual agreement with the Company’s CEO

The Company may renew or extend the contractual agreement with the Company’s CEO, with respect to the terms of his service and employment, without obtaining approval from the General Assembly of the shareholders,16 as long as the following conditions are met (aggregately):

a.
The renewal or extension of the contractual agreement concern terms of service and employment that are not better than those in the previous contractual agreement, or if there is no real change in the terms and the remainder of the pertinent circumstances;

[15]
If an Officer subordinate to the CEO is a controlling shareholder or his relative, the implementation of the non-substantive change in his employment terms will require additional approvals as required by law.

[16]	If a CEO is a controlling shareholder or his relative, the renewal or extension of will require additional approvals as required by law.

Directors and Officers Compensation Policy - 2017

b.	The terms of service and employment are consistent with the Company’s Compensation Policy and the previous contractual agreement was approved under section 272(c1) of the Companies Law.

11.3.	Approval of the contractual agreement with the CEO/Director until the date of the next General Assembly

The company may enter a contractual agreement with the Company CEO or with a Director, concerning the terms of his service and employment, without the need to obtain the approval of the General Assembly of the shareholders, concerning the period from the date of the contractual agreement until the closest General Assembly, if all of the following conditions are met:

a.	The terms of service and employment were approved by the Compensation Committee and the BOD in accordance with sections 272(c1)(1) and 273(a) of the Companies Law, as relevant;

b.	The terms of service and employment are consistent with the Company’s Compensation Policy;

c.
The terms of service and employment are not better than the terms of service and employment of the previous CEO or no real changes between the two contractual agreements and the remainder of the pertinent circumstances, including the scope of the employment.

12.	Miscellaneous

12.1.
Subject to the provisions of the law, nothing in this Compensation Policy will detract from the validity, nor add to the provisions of previous agreements between the Company and the Company’s Officers in connection with the principles or compensation terms that were approved before the approval of this Compensation Policy or any that preceded it.

12.2.
It is hereby clarified that nothing in this policy shall be construed as detracting from the directives of the Companies Law and/or the Company’s article of association concerning the manner of the approval of the contractual agreement with any of the Officers concerning their service and employment.

Directors and Officers Compensation Policy - 2017

12.3.
If after the approval of the Compensation Policy, the law and/or the regulations and/or court orders and/or guidelines and/or statements by the Israel Securities Authority set lenient terms with respect to the Compensation Policy, including with respect to the required approvals, the restrictions and/or threshold terms necessary for inclusion in the Compensation Policy as of the date of its approval, such lenient terms will be considered as included, as if they were stated in the framework of the Compensation Policy from the outset.

12.4.
From time to time a Company Director will examine the Compensation Policy and the need for its adjustment, if there are substantive changes in the circumstances that existed when the Compensation Policy was set, or for other reasons as he sees fit.